UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves Guide to Ethical Conduct for suppliers

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Rio de Janeiro, October 27, 2020 - Petróleo Brasileiro S.A. – Petrobras approved yesterday the Guide to Ethical Conduct for its suppliers. It is the first document exclusively aimed at our suppliers, with guidelines on expected values and ethical behavior. The Guide applies to all service companies, in Brazil or abroad, that are involved in business processes and have signed contracts, agreements and terms of cooperation with Petrobras.

The Guide reaffirms our zero tolerance to any form of fraud and corruption, demanding the same stance from our supply chain. The document was elaborated in accordance with the best international practices and is aligned with the guidelines of the Dow Jones Sustainability Index, the B3 Corporate Sustainability Index, the Corporate Human Rights Benchmark and the Pro-Ethical Company seal of the Ethos Institute and the Office of the Comptroller General.

The Guide reinforces that suppliers must promote decent and safe working conditions for their employees, combat child and slave labor and respect the environment. The document also determines that suppliers must promote diversity, gender and racial equality and the inclusion of people with disabilities.

The Guide to Ethical Conduct for suppliers brings an evolution by consolidating the principles and ethical guidelines applicable to suppliers in a single document.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer